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                           November 3, 2021

       Xiaowu He
       Chief Executive Officer
       Scienjoy Holding Corp
       3rd Floor, JIA No.34, Shenggu Nanli
       Chaoyang District, Beijing 100029
       China

                                                        Re: Scienjoy Holding
Corp
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed October 20,
2021
                                                            File No. 333-259951

       Dear Mr. He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

       Amendment No 1. to Form F-3

       Cover Page

   1. We note your response to prior comment 3 and your disclosure that "references to the
                                                        terms    Company,
we,       us   ,    our    and    the Company    refer to Scienjoy Holding
                                                        Corporation and, where
applicable, our wholly-owned subsidiaries". Please refrain from using terms such as
we    or    our    when describing activities or functions of a VIE or
                                                        WFOE, and to clearly
delineate which entity you are referring to throughout the
                                                        prospectus.
 Xiaowu He
Scienjoy Holding Corp
November 3, 2021
Page 2
Summary, page 1

2. We note your response to prior comment 5. Please describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. Specifically discuss risks that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.
3. We note your response to prior comment 7. Please quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors.
      Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and
      U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,
FirstName LastNameXiaowu He
                                                             Division of
Corporation Finance
Comapany NameScienjoy Holding Corp
                                                             Office of
Technology
November 3, 2021 Page 2
cc:       Lan Lou
FirstName LastName